Exhibit 19.2

NIKE, Inc. Blackout and Pre-clearance Policy

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, NIKE, Inc. (“NIKE” or the “Company”) has adopted this Blackout and Pre-clearance Policy. This policy applies to members of NIKE’s Board of Directors (“directors”), executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”) and certain designated employees of the Company and its subsidiaries (collectively with the directors and executive officers, “covered persons”) who have access to material non-public information about the Company. Covered persons subject to this policy are listed below. The Company may from time to time designate other people or positions that are subject to this policy and may amend the list below at any time to reflect the changes.
This policy is in addition to and supplements the NIKE, Inc. Insider Trading Policy.
PERSONS COVERED BY THE POLICY
Persons holding the following positions within the Company, inclusive of its subsidiaries, are subject to the Blackout and Pre-clearance Policy:
•Members of the NIKE, Inc. Board of Directors
•NIKE, Inc. Executive Officers
•Vice Presidents in Grade 65 and higher
•All Vice Presidents in the following departments:
◦Finance
◦Legal
•Employees at Grade 55 and above within the Controlling Department
•Employees at Grade 45 and above within the following departments:
◦Corporate Governance
◦Executive Compensation
◦Investor Relations
◦External Reporting
BLACKOUT POLICY
All covered persons listed above are subject to the following blackout procedures.
Quarterly Blackout Periods.
The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for NIKE securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in NIKE securities during the period beginning on the fifteenth day of the last month of each fiscal quarter and ending after the first full trading day following the public release of the Company’s earnings for that quarter.
Event-Specific Blackouts.
The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K, or other means designed to achieve widespread disclosure of the information. The Clearance Director may prohibit (blackout) trading while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.
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From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. As long as the event remains material and nonpublic, the persons who are aware of the event may not trade in NIKE securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in NIKE securities during an event-specific blackout, the Clearance Director will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Clearance Director to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material non-public information.
Directors and executive officers may also be subject to event-specific blackouts under the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.
Even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material non-public information about the Company.
Hardship Exceptions.
A covered person who is subject to the quarterly blackout period and who has an unexpected and urgent need to sell NIKE securities in order to generate cash may, in appropriate circumstances, be permitted to sell NIKE securities even during a blackout period. Only the Clearance Director can grant such hardship exceptions. A covered person must request a hardship exception at least two days in advance of the proposed trade. A hardship exception may be granted only if the Clearance Director concludes that (i) the individual is not aware of, or in possession of, material non-public information, (ii) the Company’s earnings information for the applicable quarter does not constitute material non-public information, or (iii) the covered person is not aware of the event giving rise to an event-specific blackout. Any sale made pursuant to a hardship exception must be executed within five trading days after the granting of a hardship exception.
Exception for Approved 10b5-1 Plans.
Buying or selling NIKE securities pursuant to an approved 10b5-1 Plan is not subject to the prohibition on trading on the basis of material non-public information contained in the Insider Trading Policy, or to the restrictions in this policy relating to blackout periods and pre-clearance procedures. A “10b5-1 Plan” is a plan that meets the requirements set forth in Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934. All 10b5-1 Plans, including any amendment, modification or termination, or any cancellation of scheduled transactions, must be approved in writing in advance by the Corporate Secretary.
A 10b5-1 Plan must either specify in advance (including by formula) the amount, pricing, and timing of transactions, or delegate discretion on those matters to an independent third party, such as a broker. Once you sign the plan, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade.
In general, you can enter into, amend, modify or terminate a 10b5-1 Plan only when you are not aware of material non-public information. Additionally, persons subject to this policy generally may only enter into, amend, modify or terminate a 10b5-1 Plan outside of a blackout period. Additional requirements, including mandatory cooling off periods, and guidance regarding 10b5-1 Plans are available in the 10b5-1 Plan FAQs on the website of the Office of the Corporate Secretary.
Options and Hedging or Monetization Transactions.
You may not engage in transactions in options, such as puts, calls and other derivative securities, on an exchange or in private transactions. Certain hedging or monetization transactions, such as zero-cost
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collars and forward sale contracts, involve the establishment of a short position in NIKE securities and limit or eliminate your ability to profit from an increase in the value of the NIKE securities. These transactions are complex, can result in unintended securities law violations, and may give the appearance that you are betting against the Company’s performance. Therefore, you are prohibited from engaging in any such transactions involving NIKE securities.
Post-Termination Transactions.
If you are aware of material non-public information when you terminate employment or other services to the Company or a subsidiary, you may not trade in the Company’s securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this policy will cease to apply to your transactions in NIKE securities upon the expiration of any blackout period that is applicable to your transactions at the time of your termination of active employment or services. For the avoidance of doubt, if you terminate your active employment during a blackout period to which you are subject, you will not be able to trade in Company securities until the expiration of that blackout period.
Employee Stock Purchase Plan.
Because the Employee Stock Purchase Program has short enrollment periods that may coincide with a blackout period, you may make participation or contribution elections in the Employee Stock Purchase Program during a blackout period. This exception applies only if the enrollment period coincides with a blackout period, and you are not in possession of material non-public information at the time.
401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (“RSP”).
The Insider Trading Policy describes the RSP transactions to which the trading restrictions of that policy apply. The restrictions in this policy relating to blackout periods and pre-clearance procedures apply to the same RSP transactions to which the Insider Trading Policy’s restrictions apply, except that, if you are not in possession of material non-public information during a quarterly blackout period, you may make (a) elections to direct periodic contributions to the NIKE stock fund, (b) changes to the percentage of your periodic contributions that will be allocated to the NIKE stock fund, and (c) changes to the amount of your payroll deduction that results in a change in the amount of contributions directed to the NIKE stock fund. The restrictions in this policy relating to quarterly blackout periods do apply to (1) any election to make an intra-plan transfer of an existing RSP account balance into or out of the NIKE stock fund, (2) any election to direct a rollover contribution to the NIKE stock fund, (3) any election to borrow money or pre-pay a RSP loan if that election results in a change in your NIKE stock fund balance, and (4) any election to make a withdrawal or to take a distribution from your RSP account if that election results in a liquidation of some or all of your NIKE stock fund balance.
PRE-CLEARANCE POLICY
Directors and executive officers must also comply with the following pre-clearance procedures, which are designed to prevent violations and address the two business day Form 4 filing requirement under Section 16.
Directors and executive officers, together with their immediate family members (including children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law or sisters-in-law, any adoptive relationships, and anyone else who is materially dependent upon the employee or director for financial support) and other members of their household, may not engage in any transaction involving NIKE securities (including a stock plan transaction such as an option exercise, RSP transaction to which the Insider Trading Policy’s trading restrictions apply, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company’s
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Chairman of the Board or Chief Executive Officer. A request for pre-clearance should be submitted at least two trading days in advance of the proposed transaction. The proposed transaction must be effected within [five] trading days following approval of the transaction by the Chairman of the Board or Chief Executive Officer. Transactions not effected within five trading days must be resubmitted for approval in accordance with these procedures. The Chairman of the Board or Chief Executive Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a transaction is approved, directors and executive officers shall inform the Clearance Director of the approval and (1) immediately inform the Clearance Director when the transaction takes place, or (2) inform any broker or other firm involved in the transaction to contact the Clearance Director immediately when the trade takes place.
COMPANY ASSISTANCE
Your compliance with this policy and the Company’s Insider Trading Policy is of the utmost importance both for you and for the Company. If you have any questions about this policy, the Insider Trading Policy or their application to any proposed transaction, you may obtain additional guidance from the Clearance Director, Mimi Hunter, Vice President and Corporate Secretary in NIKE’s Legal Department.
This policy and the Insider Trading Policy supersede any previous policy of the Company concerning insider trading restrictions applicable to covered persons.
rev. July 2024
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